

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

February 25, 2009

Via Facsimile and U.S. Mail

Hugh Steven Wilson
Managing Partner
Tennenbaum Capital Partners, LLC
2951 28th Street, Suite 1000
Santa Monica, CA 90405

> **Re: Online Resources Corporation**
> **Preliminary Proxy Statement, as amended**
> **Filed February 24, 2009 by Tennenbaum Capital Partners, LLC et al.**
> **File No. 0-26123**

Dear Mr. Wilson:

We have reviewed your filing and letter dated February 24, 2009 and have the following comments.

Election of Directors, page 5

1.   We note your response to comment four in our letter dated February 20, 2009. Please revise to disclose that information regarding any substitute or additional nominees will be disclosed in a proxy supplement and revised proxy card that will be disseminated to security holders, as indicated in your response.

2.   We note that you state that "any attempt to increase the size of the current Board or to reconstitute or reconfigure the classes…constitutes…an unlawful manipulation of the Company's corporate machinery." Please avoid issuing statements in your proxy statement that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Refer to note (b) to Rule 14a-9. Disclose the factual foundation for such assertions or delete the statements.

*   *   *   *   *

Please amend the preliminary proxy statement in response to these comments.

Direct any questions to Michael F. Johnson at (202) 551-3477 or to me at (202) 551-3411. When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address: 20549-4561.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

cc: Via Facsimile (212) 351-5245
        Eduardo Gallardo, Esq.
        Gibson, Dunn & Crutcher LLP